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Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

May 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-187805; 814-00967

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (File Number 333-187805) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) pursuant to a letter dated May 8, 2013 from Edward P. Bartz of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the initial filing of the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

Cover Page

1. The securities being offered by the prospectus are referred to as “Senior Notes.” However, the disclosure in the third bullet point in the Risk Factors section on page 7 of the prospectus states that the Notes will be unsecured and subordinated to any secured indebtedness which the Fund has currently incurred or may incur in the future. Accordingly, please remove the term “Senior” from the description of these Notes on the Cover Page and throughout the prospectus.

Response:

The Fund respectfully submits that the use of the term “Senior” in relation to the Notes is appropriate and follows established convention. The Notes will be general obligations of the Fund, ranking equally with all other general, unsecured obligations of the Fund. As a matter of New York debtor-creditor law, which governs the Notes, the Notes are senior indebtedness of the Fund. Without the consent of the holders of the Notes, no other indebtedness issued by the Fund will rank senior in right of payment to the Notes as a matter of contract or law. With respect to any secured indebtedness that the Fund may issue, payments on the Notes will come behind payments on such secured indebtedness only with respect to the proceeds of any collateral securing such secured indebtedness. Any amounts owed in respect of secured indebtedness that does not benefit from collateral, or which exceeds the value of available collateral, will rank equally in right of payment with the Notes.

United States Securities and Exchange Commission May 20, 2013 Page 2

In terms of structural subordination, the Fund has an equity claim on the assets of its subsidiaries. Accordingly, indebtedness of a subsidiary of the Fund would rank prior in right of payment to any equity claims on a subsidiary by the Fund as a matter of law. Indebtedness of a subsidiary would not be an obligation of the Fund, however, but of such subsidiary and would be clearly denoted as such. The priority of payment of debt instruments is well established as a matter of law, and claims against the Fund and its subsidiaries that may rank ahead of claims on the Notes in priority of payment are discussed at length under “Risk Factors — Risks Relating to this Offering — The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future” and “— The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries” in the prospectus. The Fund has clarified the disclosure under “Specific Terms of the Notes and the Offering — Ranking of Notes” on page 10 to make clearer the distinctions between general unsecured indebtedness and secured indebtedness of the Fund and indebtedness of subsidiaries of the Fund.

2. The fifth paragraph of this section states that the Notes will rank “pari passu” with future unsecured unsubordinated indebtedness issued by the Fund. Please provide a plain English definition of “pari passu.”

Response:

As requested, the Fund has revised the first sentence of the fifth paragraph on the cover page of the prospectus to use a plain English term for the phrase “pari passu.”

United States Securities and Exchange Commission May 20, 2013 Page 3

3. Footnote (1) to the offering table on this page provides an estimate of the expenses that are expected in connection with this offering. Please also disclose in this footnote the estimated dollar amount in offering costs on a per Note basis.

Response:

As requested, the Fund has revised footnote (1) to the offering table on the cover page of the prospectus to disclose the estimated dollar amount in offering costs on a per Note basis.

Prospectus Summary — Risk Factors (Page 7)

4. The fifth bullet point in this section states that, if a rating agency assigns the Notes a non-investment grade rating or the Notes are not rated, the Notes may be subject to greater price volatility than similar securities without such a rating. Please add a disclosure in this bullet point that non-investment grade securities are also referred to as "junk bonds," and describe the speculative characteristics of this type of investment.

Response:

As requested, the Fund has revised the fifth bullet point under “Prospectus Summary — Risk Factors” to add disclosure that non-investment grade securities may be referred to as “junk” and have predominantly speculative characteristics with respect to the Fund’s capacity to pay interest and repay principal on the Notes.

Prospectus Summary — Specific Terms of the Notes and the Offering (Page 11)

5. The third and fourth terms on this page provide that the Notes are “subject to defeasance by us,” and that the Notes are “subject to covenant defeasance by us,” respectively. Please provide plain English definitions of “defeasance” and “covenant defeasance” in this section, and highlight the potential consequences of each to holders of the Notes.

Response:

As requested, the Fund has revised the third and fourth terms under “Prospectus Summary — Specific Terms of the Notes and the Offering” to provide plain English definitions of “defeasance” and “covenant defeasance” and to highlight the potential consequences of each to holders of the Notes.

United States Securities and Exchange Commission May 20, 2013 Page 4

Prospectus Summary — Risk Factors — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income. (Page 17)

6. The last paragraph of this section states that distributions in excess of current and accumulated earnings and profits will be treated as a return of capital. Please add disclosure in this section providing that a return of capital is a return to the Fund's stockholders of a portion of their original investment in the Fund.

Response:

As requested, the Fund has revised the last paragraph under “Prospectus Summary — Risk Factors — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” to add disclosure providing that a return of capital is a return to the Fund’s stockholders of their original capital invested in the Fund rather than of the Fund’s income or gains.

Description of Our Notes (Page 93)

7. The third paragraph of this section states that, because this section is a summary, it does not describe every aspect of the Notes and the Indenture. Please expand the disclosure in this section to ensure that all material terms of the Notes and Indenture are adequately described and provide a disclosure in this section stating that all material terms of the Notes and Indenture are described herein.

Response:

The Fund respectfully submits that the “Specific Terms of the Notes and the Offering” and “Description of Our Notes” sections of the prospectus disclose all material terms of the Notes and the Indenture and has revised its disclosure under “Description of Our Notes” to state that all materials terms of the Notes and the Indenture are described in these sections.

Underwriting (Page 117)

8. Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

Response:

The Fund is currently in discussions with several firms to act as underwriters for the offering of the Notes. These discussions include considerations of the economic terms of the underwriting engagement. As a result, neither the Fund nor any underwriting firm has sought FINRA’s approval of the underwriting terms for an offering of the Notes. The Fund hereby undertakes to coordinate with the underwriters once the syndicate is finalized to make appropriate filings with FINRA and to revert to the Staff as soon as practicable to confirm that FINRA has no objection to the underwriting terms for the offering of the Notes.

United States Securities and Exchange Commission May 20, 2013 Page 5

PART C — OTHER INFORMATION

Exhibits (Page C-1)

9. We note that Exhibit (d)(3) provides that the Form of Indenture will be filed as an exhibit to the registration statement. Please also ensure that a Statement of Eligibility to Act as Trustee is filed on Form T-1 as an exhibit to the registration statement.

Response:

As requested, the Fund will ensure that a Statement of Eligibility to Act as Trustee is filed on Form T-1 as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

10. Please file as an exhibit to the registration statement a legality opinion providing that the Notes will be binding obligations of the Fund. See Item 601(b)(5)(i) of Regulation S-K, and Section II.B(1)(e) of Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011) (http://www.sec.gov/interps/legal/cfs1b19.htm).

Response:

As requested, the Fund will ensure that a legal opinion concluding that the Notes will be binding obligations of the Fund is filed as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

United States Securities and Exchange Commission May 20, 2013 Page 6

GENERAL COMMENTS

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges the Staff’s comment.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:

As permitted under Rule 430A under the Securities Act, the Fund intends to omit certain pricing information with respect to the Notes, which may include the aggregate principal amount of, and interest rate on, the Notes and the stated maturity date, interest payment dates and redemption date with respect to the Notes.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund respectfully submits that it has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

14. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment.

United States Securities and Exchange Commission May 20, 2013 Page 7

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges the Staff’s comment and advises that Staff that all persons who are responsible for the accuracy and adequacy of the disclosure in the Fund’s filings with the Commission have confirmed that the Registration Statement provides all information investors require for an informed decision.

* * * * * * * * * *

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Anne M. Laughlin at 202.261.3376 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP